EX-99.B(j)ncconsnt

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Post-Effective Amendment No. 36 to Registration Statement No. 2-82587 on Form N-1A of our report dated August 15, 2008, relating to the financial statements and financial highlights of Waddell & Reed Advisors New Concepts Fund, Inc. appearing in the Annual Report on Form N-CSR of Waddell & Reed Advisors New Concepts Fund, Inc. for the year ended June 30, 2008, and to the references to us under the headings "Financial Highlights" in the Prospectus and "Investment Advisory and Other Services - Custodial and Auditing Services" and "Financial Highlights" in the Statement of Additional Information, which are parts of such Registration Statement.

/s/ Deloitte & Touche LLP

Kansas City, Missouri
October 27, 2008